FORM 6-K


             SECURITIES AND EXCHANGE COMMISSION


                   Washington, D.C. 20549


                  Report of Foreign Issuer

             Pursuant to Rule 13a-16 or 15d-16 of
             The Securities Exchange Act of 1934


                     Northern Rock plc
       (Translation of registrant's name into English)


                    Northern Rock House
                        Gosforth
                    Newcastle upon Tyne
                         England
                         NE3 4PL
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F..X.. Form 40-F.....



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                     Yes ..... No ..X..


                                      INDEX

Document

No. 1               Holding(s) in Company announcement dated 9th November, 2004





                     DISCLOSURE OF MAJOR INTEREST IN SHARES

Northern Rock plc ("the Company") has been notified on 9 November 2004 in accordance with Section 198 Companies Act 1985 (the "Act") that as at 5 November 2004, Morgan Stanley Securities Limited acquired an interest in the shares that resulted in their holding a total of 16,987,875 ordinary 25p shares of the Company. This holding represented 4.03% of the issued share capital of the Company.

The Company was also notified that Morgan Stanley Securities Limited has transferred from time to time 16,295,003 shares to a third party on terms which give them the right to require the return of an equivalent number of shares. Accordingly, their interest in 16,295,003 shares is pursuant to Section 208(5) of the Act.

Morgan Stanley Securities Limited is a member of the Morgan Stanley group of companies. Those group companies which are direct or indirect holding companies of Morgan Stanley Securities Limited are, under the terms of Section 203 of the Companies Act 1985, each interested by attribution in any shares in which Morgan Stanley Securities Limited is interested.





                        SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                              Northern Rock plc
                                (Registrant)



Date:  9th November 2004      By:____J Shipley_____

                                Name:       J Shipley
                                Title:      Assistant Company Secretary